SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 3, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia press release dated November 13, 2012: Nokia redefines digital map landscape by introducing HERE as new brand for its location and mapping service

Nokia press release dated November 21, 2012: Nokia completes acquisition of earthmine inc.

Nokia Siemens Networks press release dated November 30, 2012: Nokia Siemens Networks completes the sale of its microwave transport business in China to DragonWave

Nokia Siemens Networks press release dated December 3, 2012: Nokia Siemens Networks reaches agreement to sell Optical Networks business to Marlin Equity Partners

PRESS RELEASE

13.11.2012

Nokia redefines digital map landscape by introducing HERE as new brand for its location and mapping service

Nokia extends its service across devices and operating systems

Nokia announces new partnership with Mozilla and planned acquisition of 3D capture company, earthmine

San Francisco, California — Today Nokia introduced HERE, the first location cloud to deliver the world’s best maps and location experiences across multiple screens and operating systems. With the new brand, HERE, Nokia aims to inspire a new generation of location services and devices that make the mobile experience more personally significant for people everywhere.

“People want great maps, and with HERE we can bring together Nokia’s location offering to deliver people a better way to explore, discover and share their world,” said Nokia President and CEO Stephen Elop. “Additionally, with HERE we can extend our 20 years of location expertise to new devices and operating systems that reach beyond Nokia. As a result, we believe that more people benefit from and contribute to our leading mapping and location service.”

Pushing location beyond Nokia

To further extend its location services, Nokia is launching a maps application for iOS under the HERE brand. Based on HTML5, it will include offline capabilities, voice-guided walk navigation, and public transport directions. The application is scheduled to be available for free download from Apple’s App Store in the coming weeks.

Nokia further announced a strategic partnership with Mozilla to bring new location experiences to the Firefox OS. Nokia plans to debut a mobile Web version of HERE Maps for the new Firefox OS next year. The companies are working together to give people the best mapping experience on Firefox OS.

“Mozilla is a leader in HTML5, building the Web as a platform for developing compelling applications, and location is a key part of that platform,” said Jay Sullivan, Mozilla Vice President of Products. “We are excited to work with Nokia as the combination of Firefox OS and HERE’s location platform provides rich possibilities for mobile application developers to create amazing experiences for users.”

Nokia also demonstrated an Android OS-based reference application and announced plans for the availability of a HERE SDK for Android OEMs in early 2013. This is aimed at enabling partners to create location-based applications for Android devices with Nokia’s leading content.

Innovating modern mapmaking

To advance the 3D capabilities of HERE, Nokia announced the planned acquisition of Berkeley, Calif. company earthmine. The company’s reality capture and processing technologies will become integral parts of HERE’s 3D map making capabilities.

1

Nokia expects the transaction to close by the end of 2012.

“Maps are hard to get right - but location is revolutionizing how we use technology to engage with the real world,” said Michael Halbherr, Executive Vice President of Location & Commerce and responsible for the HERE brand. “That’s why we have been investing and will continue to invest in building the world’s most powerful location offering, one that is unlike anything in the market today.”

Using LiveSight™ to see more of the real world

As part of its announcement, Nokia introduced LiveSight™, a technology based on a highly accurate, 3D map of the world.  LiveSight™ provides the most precise and intuitive augmented reality experience and uses a phone’s camera viewfinder to make discovering the world as easy as lifting up a phone. Nokia City Lens, which was developed exclusively for Nokia Lumia devices, is the first application providing a LiveSight-enabled experience.

“Establishing a new brand is the right move for Nokia in the map and location business.  Nokia’s assets in this space are world class. We believe mapping and location will be increasingly important to developing next generation devices and services across a wide array of segments,” said Crawford Del Prete, Executive Vice President and Head of worldwide research at IDC.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia products that operate on the Windows Phone 7 operating system in anticipation and availability of Nokia products with the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and

2

divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs in our Devices & Services business;  7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’

3

ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia U.S. Media Relations

Tel. +1 (212) 857-9381

Email: NokiaUSMedia@next15.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

4

PRESS RELEASE

November 21, 2012

Nokia completes acquisition of earthmine inc.

Espoo, Finland — Nokia has now completed the acqusition of earthmine inc.

As announced on November 13, earthmine’s reality capture and processing technologies will become integral parts of the 3D map making capabilities of HERE, the first location cloud to deliver the world’s best maps and location experiences across multiple screens and operating systems.

The terms of the transaction are confidential.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the  Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia products that operate on the Windows Phone 7 operating system in anticipation and availability of Nokia products with the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs  in our Devices & Services business;  7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based  services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our

Nokia Internal Use Only

1

success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

2

Press Statement

Espoo, Finland — November 30, 2012

Nokia Siemens Networks completes the sale of its microwave transport business in China to DragonWave

Nokia Siemens Networks announced today that the company has completed the transaction to sell its microwave transport business in China to DragonWave, Inc. (TSX: DWI; NASDAQ: DRWI). Approximately 100 employees based in Shanghai have transferred to DragonWave.

As previously communicated, the overall closing of the transaction took place on June 1, 2012.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Media Relations

E-mail: mediarelations@nsn.com

Phone: +358 7140 02869

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

Press Release

Espoo, Finland — December 3, 2012

Nokia Siemens Networks reaches agreement to sell Optical Networks business to Marlin Equity Partners

•                  Divestment to further enhance Nokia Siemens Networks’ strategic focus on Mobile Broadband

•                  Optical unit to be established by Marlin Equity Partners as independent new company with financial resources committed to building leadership position in optical networking market

•                  Marlin Equity Partners is a long-term investor with an extensive and successful track record in the technology industry

Nokia Siemens Networks and Marlin Equity Partners announced today that they had reached an agreement for Nokia Siemens Networks to sell its Optical Networks business unit to Marlin Equity Partners in a deal that would result in the unit being established as an independent company with the goal of becoming a leading provider in the optical market.

The planned transaction is another step in the transformation of Nokia Siemens Networks into a mobile broadband specialist and will give both businesses the opportunity to concentrate investment and strategic focus on their core segments.

“During 2012 Nokia Siemens Networks has made tremendous progress in the transformation of our company to being the world’s mobile broadband specialist. Our strategic focus on our core markets has enabled us to concentrate our energy and investment in areas such as LTE where we have strengthened our global leadership position,” said Rajeev Suri, chief executive officer at Nokia Siemens Networks. “This transaction builds on that momentum and aims to provide a new home for the Optical Networks business with the focus, resources and strategic flexibility to address the opportunities in the optical market.”

Marlin Equity Partners, a Los Angeles California-based private investment firm with over USD $1 billion of capital under management, has formed a new company and intends to act as a consolidator, building an industry leader in the fragmented optical networking sector.

“We are making a major commitment to this sector, and have significant capital under management that we intend to use as a catalyst for consolidation,” said Nick Kaiser, a co-founder and partner at Marlin Equity Partners.

Pat DiPietro, Marlin Equity’s telecom sector operating partner added, “We plan to make necessary investments to deliver market-leading optical networking solutions and enhance the long-term value already provided to our global customer base.”

The new optical company will be headquartered in Munich, Germany with operations around the world and will be led by its existing management team with Herbert Merz nominated as chief executive officer.

“This transaction is very exciting for the business as it will give us the opportunity to build a long-term leader in optical and the strategic flexibility to be proactive in the market,” said Merz. “Marlin is the ideal owner for this business as it is a long-term investor with an

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

extensive and successful track record in our industry and direct experience of working with some of our customers.”

Optical Networks is a leader in the long-haul and ultra-long-haul segment of the optical market with strong technology in the emerging 100G optical transmission area and a tier one global customer base.

As a result of the transaction up to 1,900 employees — mainly in Germany, Portugal and China — from the optical business unit and related functions are expected to transfer to the new company in line with applicable local legal requirements. Related existing customer contracts are planned to be transferred. The transaction is expected to close in the first quarter of 2013.

The closing of the transaction is subject to the fulfillment of certain customary closing conditions, including, among others, antitrust clearance procedures.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

About Marlin Equity Partners

Marlin Equity Partners is a Los Angeles, California-based private investment firm with over $1 billion of capital under management. The firm is focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Marlin invests in businesses across multiple industries where its capital base, industry relationships and extensive network of operational resources significantly strengthens a company’s outlook and enhances value. Since its inception, Marlin, through its group of funds and related companies, has successfully completed over 60 acquisitions. For more information, please visit www.marlinequity.com.

Media Enquiries

Nokia Siemens Networks

Ben Hunt

Phone: +44 7508 002382

Email: ben.hunt@nsn.com

Alexa von Wietzlow, Brunswick Group (German media)

Phone: +49 172 6887385

Email: AVONWIETZLOW@BrunswickGroup.com

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia products that operate on the Windows Phone 7 operating system in anticipation and availability of Nokia products with the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs in our Devices & Services business; 7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations; 32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal